PromoTix, Inc. (the "Company") a US Virgin Islands Corporation

Financial Statements

For the fiscal year ended December 31, 2024 and 2023


PromoTix, Inc.
Balance Sheet


Balance Sheet	Dec 31, 2024	Dec 31, 2023
Assets		
Current assets:		
Cash and cash equivalents	$172,752.83	$66,572.00
Accounts receivable	$0.00	$0.00
Prepaid expenses and other assets	$62,550.00	$156,677.00
Total current assets	**$235,302.83**	**$223,249.00**
Property and equipment - net	$9,677.19	$4,871.00
Total assets	**$244,980.02**	**$228,120.00**
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$0.00	$0.00
Accrued expenses	$0.00	$0.00
Deferred revenue and other liabilities	$72,633.39	$178,808.00
Total current liabilities	**$72,633.39**	**$178,808.00**
Convertible notes (if any)	$2,075,340.61	$1,901,153.00
Other long term liabilities	$109,085.58	$111,227.00
Total liabilities	**$2,257,059.58**	**$2,191,188.00**
Stockholders' Equity:		
Total value of common stock issued	$565.00	$565.00
Total value of preferred stock issued	$0.00	$0.00
SAFE - future equity obligation	-$1,895,214.06	-$1,850,392.00
Subscription Receivable	-$180,126.55	-$140,636.00
Additional paid-in capital	$62,696.05	$27,395.00
Total stockholders' equity:	**-$2,012,079.56**	**-$1,963,068.00**
Total liabilities and stockholders' equity:	**$244,980.02**	**$228,120.00**


Unaudited


PromoTix, Inc.
Income Statement

Income Statement	Year Ended Dec, 2024	Year Ended Dec, 2023
Revenue - net	$675,205.35	$693,244.00
Cost of revenue	$41,086.32	$0.00
Gross profit/loss	**$634,119.03**	**$693,244.00**
Operating expenses	$683,130.59	$825,369.00
Operating profit/loss	**-$49,011.56**	**-$132,125.00**
Other income/expense	$0.00	$43,205.00
Net profit/loss	**-$49,011.56**	**-$175,330.00**

<h2 style="text-align:center">PromoTix, Inc.
Statement of Cash Flows</h2>

Statement of Cash Flows	Year Ended Dec, 2024	Year Ended Dec, 2023
Cash flows from operating activities	$27,059.57	-$329,565.00
Cash flows from financing activities	-$40,644.79	$349,964.00
Cash flows from investing activities	$119,765.59	-$131.00
Cash at beginning of period	$66,572.00	$46,304.00
Net increase/decrease in cash	$106,180.37	$20,268.00
Cash at the end of period	$172,752.37	$66,572.00

PromoTix, Inc.
Statement of Changes in Equity

Statement of Changes in Equity	Year Ended Dec, 2024	Year Ended Dec, 2023
Opening Balance	-$1,963,068.00	$0.00
Net profit/loss	-$49,011.56	-$175,330.00
Stock Issued	$0.00	$565.00
Preferred Stock Issued	$0.00	$0.00
Ending Balance	-$2,012,079.56	-$1,963,068.00

Unaudited

Statement of Financial Position

As of December 31st, 2024

ASSETS	
ASSETS	**$244,980.02**
TOTAL ASSETS	**$244,980.02**

LIABILITIES AND EQUITY	
LIABILITIES	**$2,257,059.58**
TOTAL LIABILITIES	**$2,257,059.58**
EQUITY	**-$2,012,079.56**
TOTAL LIABILITIES AND EQUITY	**$244,980.02**

PromoTix, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2024 and 2023
$USD

1. ORGANIZATION AND PURPOSE

PromoTix, Inc. was incorporated on December 16, 2019, in the state of the Territory of the Virgin Island of the United States. The financial statements of PromoTix, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Christiansted, U.S. Virgin Islands.

PromoTix is an event ticketing and marketing technology platform empowering event organizers to throw bigger, better and more profitable events that create life-long memories for the people that attend them. We give event creators the ability to control and drive attendance for venues, festivals, sporting events, concerts, community events, conferences and more — by providing them the tools and resources they need to cohesively plan, promote, and produce live experiences around the world.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, and December 31, 2023, the Company's cash and cash equivalents did not exceed FDIC insured limits.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

Unaudited

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.